

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2019

Jai Agarwal
Chief Financial Officer, Treasurer, Secretary
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

>    **Re:  Apollo Commercial Real Estate Finance, Inc.**
>      **Form 10-K for the Year Ended December 31, 2018**
>      **Filed February 13, 2019**
>      **File No. 001-34452**

Dear Mr. Agarwal:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>      Sincerely,
>
>      Division of Corporation Finance
>      Office of Real Estate and
>      Commodities